As filed with the Securities and Exchange Commission on August 4, 2022

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

3M COMPANY
(Name of Subject Company (Issuer))

3M Company
(Name of Filing Person (Offeror))

Common Stock, $0.01 par value
(Title of Class of Securities)

88579Y101
(CUSIP Number of Class of Securities)

Kevin H. Rhodes
Executive Vice President and Chief Legal Affairs Officer
3M Center, Building 220-9E-02
St. Paul, Minnesota 55144
(651) 733-1110
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Steven A. Rosenblum	Michael J. Aiello
Jenna E. Levine	Eoghan P. Keenan
Wachtell, Lipton, Rosen & Katz	Michelle A. Sargent
51 West 52nd Street	Weil, Gotshal & Manges LLP
New York, New York 10019	767 5th Avenue
Telephone: (212) 403-1000	New York, New York 10153
Facsimile: (212) 403-2000	Telephone: (212) 310-8000
Facsimile: (212) 310-8007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by 3M Company, a Delaware corporation (“3M”), to exchange all of the outstanding shares of common stock, par value $0.01 per share (“Garden SpinCo common stock”), of Garden SpinCo Corporation, a Delaware corporation (“Garden SpinCo”), for shares of common stock, par value $0.01 per share (“3M common stock”), of 3M that are validly tendered and not validly withdrawn prior to the expiration of the Exchange Offer (as defined below).  Following the consummation of the Exchange Offer, Nova RMT Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Neogen Corporation, a Michigan corporation (“Neogen”), will be merged with and into Garden SpinCo, whereby the separate corporate existence of Merger Sub will cease and Garden SpinCo will continue as the surviving corporation and a wholly owned subsidiary of Neogen (the “Merger”).  In the Merger, each outstanding share of Garden SpinCo common stock (except for shares of Garden SpinCo common stock held by Garden SpinCo as treasury stock or by Neogen or Merger Sub, which shares will be canceled and cease to exist, without any consideration being delivered in exchange therefor) will be converted into the right to receive shares of common stock, par value $0.01 per share, of Neogen (“Neogen common stock”), together with cash in lieu of any fractional shares of Neogen common stock, upon the terms and subject to the conditions described in the Prospectus, dated August 4, 2022 (the “Prospectus”), the Letter of Transmittal and the Exchange and Transmittal Information Booklet, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and a(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”).  In connection with the Exchange Offer, Garden SpinCo has filed with the Securities and Exchange Commission (the “SEC”), under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-263669) (as amended, the “Registration Statement”) to register the shares of Garden SpinCo common stock offered in exchange for shares of 3M common stock tendered in the Exchange Offer and to be distributed in any clean-up spin-off to the extent that the Exchange Offer is not fully subscribed. Neogen has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-263667) to register the shares of Neogen common stock that will be issued in the Merger.

As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus, the Letter of Transmittal, the Exchange and Transmittal Information Booklet and the Notice of Guaranteed Delivery for 3M common stock, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii), a(1)(iii) and (a)1)(iv), respectively, is hereby expressly incorporated by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 1. Summary Term Sheet.

Summary Term Sheet.  The information set forth in the sections of the Prospectus entitled “Questions and Answers about The Exchange Offer and The Transactions” and “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.  The name of the issuer is 3M Company. The principal executive offices of 3M are located at 3M Center, Saint Paul, MN 55144.  Its telephone number at such office is (651) 733-1110.  The information set forth in the section of the Prospectus entitled “Information about 3M” is incorporated herein by reference.

(b) Securities.  Shares of 3M common stock, par value $0.01 per share, are the subject securities in the Exchange Offer.  As of August 1, 2022, 569,824,139 shares of 3M common stock were issued and outstanding.  The information set forth in the sections of the Prospectus entitled “Comparison of the Rights of Shareholders Before and After the Transactions—Authorized Capital Stock” and “Exchange Offer—Terms of This Exchange Offer” is incorporated herein by reference.

(c) Trading Market and Price.  The information set forth in the sections of the Prospectus entitled “Summary Historical and Pro Forma Financial Information” and “Market Price and Dividend Information—Certain Market Price and Dividend Information” is incorporated herein by reference.

The following table describes the per share range of high and low sales prices, as reported by the New York Stock Exchange, for shares of 3M common stock for the quarterly periods indicated.

	Market Price for 3M common stock
	High	Low
2020
First Quarter	$182.55	$114.04
Second Quarter	$169.54	$131.01
Third Quarter	$173.20	$148.80
Fourth Quarter	$179.63	$156.13
2021
First Quarter	$196.72	$163.38
Second Quarter	$208.95	$188.63
Third Quarter	$203.21	$175.39
Fourth Quarter	$186.30	$169.18
2022
First Quarter	$181.78	$139.74
Second Quarter	$154.66	$127.30
Third Quarter (through August 2, 2022)	$145.70	$125.60

Item 3. Identity and Background of Filing Person.

(a) Name and Address.  The name of the filing person is 3M Company.  The principal executive offices of 3M are located at 3M Center, Saint Paul, MN 55144.  Its telephone number at such office is (651) 733-1110. 3M is both the filing person and the subject company.

The address of each of the following directors and executive officers is c/o 3M Company, 3M Center, St. Paul, MN 55144, and each such person’s telephone number is (651) 733-1110:  Thomas “Tony” K. Brown (Director), Pamela J. Craig (Director), David B. Dillon (Director), Michael L. Eskew (Director), James R. Fitterling (Director), Amy E. Hood (Director), Muhtar Kent (Director), Suzan Kereere (Director), Dambisa F. Moyo (Director), Gregory R. Page (Director), Michael F. Roman (Chairman of the Board and Chief Executive Officer), John P. Banovetz (Executive Vice President, Chief Technology Officer and Environmental Responsibility), B. Karina Chavez Rodriguez (Senior Vice President and Chief Strategy Officer), Zoe L. Dickson (Executive Vice President and Chief Human Resources Officer), Peter D. Gibbons (Group President, Enterprise Operations), Eric D. Hammes (Executive Vice President, Chief Country Governance and Services Officer), Ashish K. Khandpur (Group President, Transportation and Electronics Business Group), Jeffrey R. Lavers (Group President, Consumer Business Group and Interim Group President, Health Care Business Group), Mark Murphy (Executive Vice President and Chief Information and Digital Officer), Monish Patolawala (Executive Vice President, Chief Financial and Transformation Officer), Kevin H. Rhodes (Executive Vice President and Chief Legal Affairs Officer), and Michael G. Vale (Group President, Safety and Industrial Business Group).

Item 4. Terms of the Transaction.

(a) Material Terms.  The information set forth in the sections of the Prospectus entitled “Questions and Answers About The Exchange Offer and the Transactions,” “Summary,” “Exchange Offer,” “The Transactions,” “The Transaction Agreements,” “Additional Agreements Related to the Separation and the Merger,” “Comparison of the Rights of Shareholders Before and After the Transactions” and “Material U.S. Federal Income Tax Consequences of the Distribution and the Merger” and the cover page of the Prospectus is incorporated herein by reference.

(b) Purchases.  The Exchange Offer is open to all holders of shares of 3M common stock who validly tender and do not validly withdraw their shares of 3M common stock in a jurisdiction where the Exchange Offer is permitted.  Therefore, any officer, director or affiliate of 3M who is a holder of shares of 3M common stock may participate in the Exchange Offer on the same terms and conditions as all other holders of shares of 3M common stock.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.  The information set forth in the sections entitled “Security ownership of management,” “Security ownership of certain beneficial owners,” “2021 director compensation table,” “2021 summary compensation table,” “Grants of plan-based awards,” “2021 outstanding equity awards at fiscal year-end table,” “2021 option exercises and stock vested table,” “Pension benefits,” “Nonqualified differed Compensation” and “Potential payments upon termination or change in control” in 3M’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 23, 2022 is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.  The information set forth in the sections of the Prospectus entitled “Summary,” “The Transactions—Background of the Transactions,” “The Transactions—Neogen’s Reasons for the Transactions” and “The Transactions—3M’s Reasons for the Transactions” is incorporated herein by reference.

(b) Use of Securities Acquired.  Shares of 3M common stock acquired in the Exchange Offer will be held as treasury stock unless and until retired or used for other purposes.  The information set forth in the section of the Prospectus entitled “Questions and Answers About the Exchange Offer and the Transactions—Questions and Answers about the Exchange Offer—What will 3M do with the shares of 3M common stock that are tendered, and what is the impact of this Exchange Offer on 3M’s share count?” is incorporated herein by reference.

(c) Plans.  The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer and the Transactions,” “Summary,” “Exchange Offer,” “The Transactions,” “The Transaction Agreements,” “Additional Agreements Related to the Separation and the Merger,” “Comparison of the Rights of Shareholders Before and After the Transactions” and “Certain Relationships and Related Party Transactions” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.  The information set forth in the sections of the Prospectus entitled “Summary,” “Exchange Offer,” “The Transactions,” “The Transaction Agreements” and “Additional Agreements Related to the Separation and the Merger—Debt Financing Arrangements” is incorporated herein by reference.

(b) Conditions.  The information set forth in the sections of the Prospectus entitled “Summary,” “Exchange Offer,” “The Transactions,” “The Transaction Agreements” and “Additional Agreements Related to the Separation and the Merger—Debt Financing Arrangements” is incorporated herein by reference.

(d) Borrowed Funds. This Exchange Offer is being undertaken in connection with the pending combination of 3M’s Food Safety Business and Neogen. In connection with the combination, Garden SpinCo has entered into certain debt financing arrangements as set forth in the section entitled “Additional Agreements Related to the Separation and the Merger—Debt Financing Arrangements” in the Prospectus, which section is incorporated herein by reference. The borrowings pursuant to these debt financing arrangements relate solely to the pending combination and are not a source of funds or other consideration for this Exchange Offer.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.  The information set forth in the section of the Prospectus entitled “Security Ownership of Certain Beneficial Owners, Directors and Executive Officers of 3M” is incorporated herein by reference.

(b) Securities Transactions.  Based on the information available to 3M as of August 3, 2022, other than with respect to 3M’s employee benefit plans, the following table sets forth the transactions in 3M common stock by directors and executive officers of 3M in the past 60 days:

Name	Date of Transaction	Number and Type of Securities	Price Per Share	Type of Transaction
John P. Banovetz	June 9, 2022	63.411 shares of common stock	$146.47	Acquisition of shares pursuant to 3M’ s Dividend Reinvestment Plan
Michael G. Vale	June 9, 2022	177.253 shares of common stock	$146.47	Acquisition of shares pursuant to 3M’s Dividend Reinvestment Plan
John P. Banovetz	June 10, 2022	78.1629 deferred stock units	$144.22	Acquisition of deferred stock units pursuant to the dividend reinvestment feature of deferred performance shares granted under 3M’s long-term incentive plan
Thomas Brown	June 10, 2022	13.529 shares of common stock	$0.00	Acquisition of shares pursuant to 3M’s Compensation Plan for Non-employee Directors and its long-term incentive plan
Thomas Brown	June 10, 2022	102.236 deferred stock units	$0.00	Acquisition of shares pursuant to 3M's Dividend Reinvestment Plan
Pamela Craig	June 10, 2022	48.4 deferred stock units	$0.00
Acquisition of deferred stock units pursuant to the dividend reinvestment feature of deferred stock units previously issued under 3M’s Compensation Plan for Non-employee Directors and its long-term incentive plan

Zoe L. Dickson	June 10, 2022	2.3656 deferred stock units	$144.22	Acquisition of deferred stock units pursuant to the dividend reinvestment feature of deferred performance shares granted under 3M’s long-term incentive plan
David Dillon	June 10, 2022	86.499 deferred stock units	$0.00
Acquisition of deferred stock units pursuant to the dividend reinvestment feature of deferred stock units previously issued under 3M’s Compensation Plan for Non-employee Directors and its long-term incentive plan

Michael Eskew	June 10, 2022	561.999 deferred stock units	$0.00
Acquisition of deferred stock units pursuant to the dividend reinvestment feature of deferred stock units previously issued under 3M’s Compensation Plan for Non-employee Directors and its long-term incentive plan

James Fitterling	June 10, 2022	28.47 deferred stock units	$0.00
Acquisition of deferred stock units pursuant to the dividend reinvestment feature of deferred stock units previously issued under 3M’s Compensation Plan for Non-employee Directors and its long-term incentive plan

Eric D. Hammes	June 10, 2022	48.6684 deferred stock units	$144.22	Acquisition of deferred stock units pursuant to the dividend reinvestment feature of deferred performance shares granted under 3M’s long-term incentive plan

Name	Date of Transaction	Number and Type of Securities	Price Per Share	Type of Transaction
Amy Hood	June 10, 2022	61.721 deferred stock units	$0.00
Acquisition of deferred stock units pursuant to the dividend reinvestment feature of deferred stock units previously issued under 3M’s Compensation Plan for Non-employee Directors and its long-term incentive plan

Muhtar Kent	June 10, 2022	15.993 shares of common stock	$0.00	Acquisition of shares pursuant to 3M’ s Dividend Reinvestment Plan
Muhtar Kent	June 10, 2022	192.224 deferred stock units	$0.00
Acquisition of deferred stock units pursuant to the dividend reinvestment feature of deferred stock units previously issued under 3M’s Compensation Plan for Non-employee Directors and its long-term incentive plan

Suzan B. Kereere	June 10, 2022	16.226 deferred stock units	$0.00
Acquisition of deferred stock units pursuant to the dividend reinvestment feature of deferred stock units previously issued under 3M’s Compensation Plan for Non-employee Directors and its long-term incentive plan

Ashish K. Khandpur	June 10, 2022	186.9797 deferred stock units	$144.22	Acquisition of deferred stock units pursuant to the dividend reinvestment feature of deferred performance shares granted under 3M’s long-term incentive plan
Dambisa Moyo	June 10, 2022	11.735 shares of common stock	$0.00	Acquisition of shares pursuant to 3M’ s Dividend Reinvestment Plan
Dambisa Moyo	June 10, 2022	37.896 deferred stock units	$0.00
Acquisition of deferred stock units pursuant to the dividend reinvestment feature of deferred stock units previously issued under 3M’s Compensation Plan for Non-employee Directors and its long-term incentive plan

Gregory Page	June 10, 2022	97.106 deferred stock units	$0.00
Acquisition of deferred stock units pursuant to the dividend reinvestment feature of deferred stock units previously issued under 3M’s Compensation Plan for Non-employee Directors and its long-term incentive plan

Mojdeh Poul	June 10, 2022	52.3787 deferred stock units	$144.22	Acquisition of deferred stock units pursuant to the dividend reinvestment feature of deferred performance shares granted under 3M’s long-term incentive plan
Kevin H. Rhodes	June 10, 2022	12.7928 deferred stock units	$144.22	Acquisition of deferred stock units pursuant to the dividend reinvestment feature of deferred performance shares granted under 3M’s long-term incentive plan
Michael F. Roman	June 10, 2022	695.8799 deferred stock units	$144.22	Acquisition of deferred stock units pursuant to the dividend reinvestment feature of deferred performance shares granted under 3M’s long-term incentive plan
Michael G. Vale	June 10, 2022	409.3664 deferred stock units	$144.22	Acquisition of deferred stock units pursuant to the dividend reinvestment feature of deferred performance shares granted under 3M’s long-term incentive plan
Zoe L. Dickson	June 30, 2022	3 common stock equivalents	$129.21	Acquisition of common stock equivalents pursuant to the dividend reinvestment feature of the 3M stock fund in 3M’s Voluntary Investment Plan
Jeffrey Lavers	July 1, 2022	7,783 restricted stock units	$0	Receipt of a restricted stock unit award under 3M’s long-term incentive plan
Monish Patolawala	July 5, 2022	6,013 shares of common stock	$128.48	Acquisition of shares upon settlement of restricted stock units under 3M’s long-term incentive plan

Name	Date of Transaction	Number and Type of Securities	Price Per Share	Type of Transaction
Michael Eskew	July 29, 2022	311.677 deferred stock units	$140.37	Acquisition of deferred stock units under the terms of 3M’s Compensation Plan for Non-employee Directors and long-term incentive plan
James Fitterling	July 29, 2022	240.436 deferred stock units	$140.37	Acquisition of deferred stock units under the terms of 3M’s Compensation Plan for Non-employee Directors and long-term incentive plan
Muhtar Kent	July 29, 2022	276.057 shares of common stock	$140.37	Acquisition of shares pursuant to 3M’s Compensation Plan for Non-employee Directors and its long-term incentive plan
Michael G. Vale	August 2, 2022	43,705 shares of common stock	$101.49	Acquisition of shares upon exercise of stock options granted under 3M’s long-term incentive plan
Michael G. Vale	August 2, 2022	36,771 shares of common stock	$143.23	Disposition of shares pursuant to a market sale

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.  None.

Item 10. Financial Statements.

(a) Financial Information.  The audited financial statements of 3M at December 31, 2021 and 2020 and for years ended December 31, 2021, 2020 and 2019 are incorporated herein by reference to 3M’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (as updated by the Form 8-K filed by 3M with the SEC on April 26, 2022).  The unaudited financial statements of 3M as of and for the three and six months ended June 30, 2022 and June 30, 2021 are incorporated herein by reference to 3M’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.  The information relating to 3M set forth in the sections of the Prospectus entitled “Summary Historical and Pro Forma Financial Information,” “Market Price and Dividend Information,” “Summary Historical Consolidated Financial Information of 3M” and “Unaudited Pro Forma Condensed Combined Financial Information of Neogen and the Food Safety Business” is incorporated herein by reference.  This document incorporates by reference important business and financial information about 3M from documents filed with the SEC that have not been included in or delivered with this document.  This information is available at the website that the SEC maintains at www.sec.gov, as well as from other sources (see the section of the Prospectus entitled “Where You Can Find Additional Information; Incorporation by Reference”).  You also may ask any questions about this Exchange Offer or request copies of the Exchange Offer documents from 3M, without charge, upon written or oral request to 3M’s information agent, Georgeson LLC, located at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104 or at the telephone number 888-607-6511.  In order to receive timely delivery of the documents, you must make your requests no later than August 24, 2022.

(b) Pro Forma Information.  The information relating to 3M and Garden SpinCo set forth in the sections of the Prospectus entitled “Summary Historical and Pro Forma Financial Information,” “Market Price and Dividend Information,” “Summary Historical Combined Financial Information of the Food Safety Business,” “Summary Historical Consolidated Financial Information of 3M” and “Unaudited Pro Forma Condensed Combined Financial Information of Neogen and the Food Safety Business” is incorporated herein by reference.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the section of the Prospectus entitled “Litigation Relating to the Transactions” is incorporated herein by reference.

(c) Other Material Information.  The information set forth in the Prospectus, the Letter of Transmittal and the Exchange and Transmittal Information Booklet is incorporated herein by reference.

Item 12(a). Exhibits.

Exhibit No.	Description
(a)(1)(i)	Prospectus, dated August 4, 2022 (incorporated by reference to the Registration Statement)
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the Registration Statement)
(a)(1)(iii)	Form of Exchange and Transmittal Information Booklet (incorporated by reference to Exhibit 99.3 to the Registration Statement)
(a)(1)(iv)	Form of Letter to Clients for use by Banks, Brokers and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement)
(a)(1)(v)	Form of Letter to Brokers, Commercial Bankers, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to the Registration Statement)
(a)(1)(vi)	Form of Notice of Guaranteed Delivery for shares of 3M common stock (incorporated by reference to Exhibit 99.6 to the Registration Statement)
(a)(1)(vii)	Form of Notice of Withdrawal of 3M common stock (incorporated by reference to Exhibit 99.7 to the Registration Statement)
(a)(1)(viii)	Form of Notice to Participants in the 3M Voluntary Investment Plan and Employee Stock Ownership Plan and the 3M Savings Plan (incorporated by reference to Exhibit 99.8 to the Registration Statement)
(a)(2)	None
(a)(3)	None
(a)(4)	Prospectus, dated August 4, 2022 (incorporated by reference to the Registration Statement)
(a)(5)	Press Release by 3M Company, dated August 4, 2022 (incorporated by reference to 3M’s Form 8-K filed with the Securities and Exchange Commission on August 4, 2022)
(b)	None
(d)(i)
Agreement and Plan of Merger, dated as of December 13, 2021, by and among 3M Company, Garden SpinCo Corporation, Neogen Corporation and Nova RMT Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by 3M on December 15, 2021)

(d)(ii)
Separation and Distribution Agreement, dated as of December 13, 2021, by and among 3M Company, Garden SpinCo Corporation, and Neogen Corporation (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by 3M on December 15, 2021)

(d)(iii)
Employee Matters Agreement, dated as of December 13, 2021, by and among 3M Company, Garden SpinCo Corporation and Neogen Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Neogen on December 15, 2021)

(d)(iv)	Form of Tax Matters Agreement, to be entered into by and among 3M Company, Garden SpinCo Corporation and Neogen Corporation (incorporated by reference to Exhibit 10.2 to the Registration Statement)

Exhibit No.	Description
(d)(v)
Form of Intellectual Property Cross-License Agreement, to be entered into by and between 3M Company and Garden SpinCo Corporation (incorporated by reference to Exhibit 10.3 to the Registration Statement)

(d)(vi)
Form of Trademark Transitional License Agreement, to be entered into by and among 3M Company, 3M Innovative Properties Company, Neogen Corporation and Garden SpinCo Corporation (incorporated by reference to Exhibit 10.4 to the Registration Statement)

(d)(vii)	Form of Distribution Agreement, to be entered into by and between 3M Company and Garden SpinCo Corporation (incorporated by reference to Exhibit 10.5 to the Registration Statement)
(d)(viii)
Form of Transition Services Agreement, to be entered into by and among 3M Company, Garden SpinCo Corporation and Neogen Corporation (incorporated by reference to Exhibit 10.6 to the Registration Statement)

(d)(ix)
Form of Transition Distribution Services Agreement, to be entered into by and among 3M Company, Garden SpinCo Corporation and Neogen Corporation (incorporated by reference to Exhibit 10.7 to the Registration Statement)

(d)(x)
Form of Transition Contract Manufacturing Agreement, to be entered into by and among 3M Company, Garden SpinCo Corporation and Neogen Corporation (incorporated by reference to Exhibit 10.8 to the Registration Statement)

(g)	None
(h)	Opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement)

Item 12(b). Filing Fees.

Filing Fee Exhibit*

* Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3M COMPANY

By:	/s/ Michael M. Dai
	Name:	Michael M. Dai
	Title:	Vice President, Associate General Counsel and Secretary

Dated: August 4, 2022